

Mail Stop 3720

November 29, 2017

Sebastian Giordano
Chief Executive Officer
WPCS International Incorporated
521 Railroad Avenue
Suisun City, California 94585

>   **Re: WPCS International Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 21, 2017**
>   **File No. 333-220891**

Dear Mr. Giordano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Merger Consideration and Exchange Ratio, page 13

1.   We note your response to our prior comment 7 that the number of shares held by the by WPCS shareholders will not be affected by the exchange ratio. However, the relative ownership of these shareholders will be affected by the exchange ratio, and WPCS shareholders are voting on the merger transaction. As such, please disclose how WPCS shareholders will be notified of the final exchange ratio.

Comparative Historical and Unaudited Pro Forma per Share Data, page 28

2.   We note your response to comment 12, and we do not find your revisions as you indicated. Please revise to disclose the equivalent per share data for the company being

acquired. The equivalent per share amounts should be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3 (f) of Form S-4.

Background of the Merger, page 58

3.   In response to our prior comment 14, you have revised your disclosure to provide additional disclosure on pre-agreement negotiations and considerations. Please further revise your disclosures to provide additional information on your negotiations over material terms (e.g., the exchange ratio and relative ownership percentages). Also include in these revised disclosures your consideration of NOLs and if and how you weighed the potential loss of NOLs in your decisions.

Material U.S. Federal Income Tax Consequences of the Merger, page 85

4.   Please revise your disclosure to indicate that tax counsel believes the merger should qualify as a tax free reorganization under Section 368(a) of the Code. Clarify that your description as to the tax free nature of the transaction is based upon your receipt of a tax opinion and identify tax counsel.

Dropcar's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 156

Results of Operations, page 160

5.   In regard to Dropcar, please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in the following line items within your statements of income:

   a.   For all periods presented, provide analysis and discussion for "Depreciation and amortization" and "Interest expense, net" line items;
   b.   For the nine months ending September 30, 2017, we note increased cost of services and a corresponding decrease in gross margin. Please quantify the increases in, and clarify your discussion in regard to, "investment" in your "valet workforce" and the additional parking spaces you acquired;
   c.   For nine months ending September 30, 2017, we note that the material increase in "Sales, marketing and training" expenses appears to be primarily due an increase in Dropcar's workforce. Please quantify and discuss the increase in headcount in the sales, marketing and training workforce; and
   d.   During the same period, "General and administration" expenses increased materially for a variety of reasons, including payroll and related expenses. In order to clarify,

please separately quantify and discuss, as appropriate, the underlying line items that you attribute to the 341% increase.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Kenneth S. Rose
        Morse Zelnick Rose & Lander, LLP